SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-39442

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.

1 Bank Plaza

Wheeling, WV 26003

Wesbanco, Inc. KSOP

Financial Statements and Supplemental Schedule

December 31, 2021 and 2020 and for the Years Then Ended

Table of Contents

Signatures	3

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to the Financial Statements	8

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Net Assets (Held at End of Year)	17

Exhibit Index	18

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. KSOP

Date: June 29, 2022	/s/ Daniel K. Weiss, Jr.
Daniel K. Weiss, Jr.
Executive Vice President and
Chief Financial Officer

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Wesbanco, Inc. KSOP

December 31, 2021 and 2020

with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Wesbanco, Inc. KSOP

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Wesbanco, Inc. KSOP (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021 (referred to as the “supplemental schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2009.

Pittsburgh, Pennsylvania

June 29, 2022

Wesbanco, Inc. KSOP

Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
ASSETS
Investments at fair value	$219,993,966	$194,946,306

Receivables:
Contributions receivable - Participant	3,513	341,565
Contributions receivable - Employer	-	171,647
Loans to participants	4,679,365	4,766,442
Accrued dividends	163,703	169,947
Total receivables	4,846,581	5,449,601

Total assets	224,840,547	200,395,907

LIABILITIES
Contributions payable - Employer	2,863	-

Net assets available for benefits	$224,837,684	$200,395,907

See accompanying notes to the financial statements.

Wesbanco, Inc. KSOP

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2021	2020
ADDITIONS
Investment income:
Interest and dividends	$10,872,410	$6,337,343
Net appreciation in fair value of investments	19,852,442	18,911,922
Total investment income	30,724,852	25,249,265

Interest income on loans to participants	181,137	213,534

Contributions:
Employer	5,104,788	5,370,467
Employee	9,460,858	9,997,523
Rollovers	543,533	9,142,008
Total contributions	15,109,179	24,509,998

Total additions	46,015,168	49,972,797

DEDUCTIONS
Distributions to participants	21,389,167	13,072,105
Other expense	184,224	115,045

Total deductions	21,573,391	13,187,150

Net increase	24,441,777	36,785,647

Net assets available for benefits:
Beginning of year	200,395,907	163,610,260

End of year	$224,837,684	$200,395,907

See accompanying notes to the financial statements.

Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2021 and 2020

Note 1 – Description of the Plan

Wesbanco, Inc. (“Wesbanco” or the “Company”) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southern and central Ohio, western Pennsylvania, north central Kentucky, southern Indiana, and Maryland.

The following brief description of the Wesbanco, Inc. KSOP (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement and Summary Plan Description for more complete information. The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of Wesbanco. The Plan includes an employee stock ownership plan (“ESOP”) and a contributory 401(k) profit sharing plan. PNC Bank N.A. (“PNC” or “Trustee”) was the Trustee of the Plan during 2021 and 2020. Newport Group (“Newport”) was the record-keeper of the Plan during 2021 and 2020. Trustee fees may be paid by the Plan or Wesbanco, the Plan Sponsor, at the discretion of Wesbanco.

Employee Stock Ownership Plan – Employer contributions to the ESOP are made in an amount determined by the Board of Directors. For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock. There were no ESOP loans outstanding at December 31, 2021 and 2020. The ESOP makes contributions to the participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant’s compensation but cannot exceed the lesser of $58,000 in 2021 and $57,000 in 2020, or 100% of such participant’s compensation during the plan year.

Participants’ interests in the ESOP are fully vested after five years of service. Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain plan restrictions. Generally, terminations of employment prior to completion of five years of service for reasons other than death, normal retirement or permanent disability result in forfeiture. Forfeitures of terminated non-vested account balances at December 31, 2021 and 2020 totaled $12 and $1,379, respectively. No employer ESOP contributions were made for the years ended December 31, 2021 and 2020.

401(k) – The 401(k) provides for salary deferral and matching employer contributions. An employee who has completed 60 days of service after attaining 21 years of age shall be eligible to become a participant of the 401(k) the first day of the next calendar month. New participants in the Plan will be deemed to have automatically elected to defer 3% of pay into the Plan, unless an affirmative election otherwise is made. Eligible employees can invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator. A participant’s interest is 100% vested in the employee deferral, employer

Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2021 and 2020

Note 1 – Description of the Plan (continued)

matching and any rollover account upon becoming eligible to participate in the 401(k). Employer matching contributions may be paid to the Plan in cash or shares of Wesbanco, Inc. common stock, as determined by the Board of Directors. Participants may redirect any employer matching contributions made in common stock into other registered investment funds. For the years ended December 31, 2021 and 2020, the matching contributions were equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred and were paid in cash, which is used to buy available funds in proportion to funds elected by the employee for new contributions. The amount of the contribution per employee did not exceed the $58,000 in 2021 and $57,000 in 2020 for total contribution amount (employees’ salary deferrals plus employer’s matching contributions) permitted by federal law.

Each participant’s account is credited with the participant’s contributions and Company matching and ESOP contributions, if any, as well as allocations of Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan includes provisions authorizing loans from the Plan to active eligible participants. The minimum loan amount is $1,000 while the maximum loan is determined by the available loan balance which is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. A participant may have two loans outstanding at any given time. Loans are evidenced by promissory notes and are repayable over a period not to exceed five years, except loans to purchase a principal residence, which must be repaid over a period not to exceed ten years. Loans bear an interest rate commensurate with the prevailing rate charged by commercial lenders in the business of making similar type loans, which is currently the prime rate of interest as of the date of the loan fixed for the loan’s term.

Upon separation from service with the Company, a participant may elect to receive a payment in a lump sum, equal annual installments, or a combination of both. If the total value of a participant’s vested account balance is $1,000 or less, a lump sum distribution will be paid as soon as administratively possible. If the total value of a participant’s vested account balance is greater than $1,000 but not greater than $5,000 at employment termination before age 65 and a participant does not elect to receive a distribution, the participant’s account will be transferred to an IRA designated by the Company. Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met.

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor. Expenses relating to the purchase, sale, or transfer of the Plan’s investments are charged to the particular investment fund to which the expense relates.

Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2021 and 2020

Note 1 – Description of the Plan (continued)

The Plan has adopted the distribution provision of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) signed into law by President Trump on March 27, 2020. The distribution provision of the CARES Act allows the Plan’s participants to take multiple COVID-19 related distributions totaling up to a maximum $100,000 from the Plan beginning on or after January 1, 2020 and before December 31, 2020. In addition, the Plan suspended required minimum distributions from the Plan for 2020 unless a participant specifically requests the distribution.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on an accrual basis of accounting.

Payment of Benefits – Benefits are recorded when paid.

Valuation of Investments and Income Recognition – Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further discussion and disclosures related to fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Plan Termination – Although it has not expressed any intent to do so, Wesbanco has the right to amend or terminate the Plan at any time. In the event that the Plan is completely or partially terminated or Wesbanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and non-forfeitable. The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with provisions of the Plan or distribute to such participants all property allocated to their accounts.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans can either be charged a late fee or be

Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2021 and 2020

Note 2 – Summary of Significant Accounting Policies (continued)

called due to a default of payment in principal and interest, at which time the participant loan would be reclassified as a distribution based upon the terms of the Plan.

Note 3 – Party-in-Interest Transactions

Legal and accounting fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor. Administrative fees of the Plan for 2021 and 2020 were based on the Plan participating in a zero revenue sharing class of funds with a $52 annual fee per participant passed through to the participants on a quarterly basis. The per participant fees were included in interest and dividends and other expense, respectively, on the Statements of Changes in Net Assets Available for Benefits. Wesbanco Bank, Inc., a subsidiary of the Company, provides investment advisory services for the WesMark Funds, a mutual fund family. The Plan is administered by the Plan Sponsor. In addition, the Plan holds common shares of Wesbanco, Inc. that paid dividends to the Plan totaling $614,349 and $575,498 for the years ended December 31, 2021 and 2020, respectively. The Plan also invests in certain WesMark Funds that paid dividends to the Plan totaling $1,028,036 and $727,103 for the years ended December 31, 2021 and 2020, respectively.

Note 4 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated November 7, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan,

Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2021 and 2020

Note 4 – Income Tax Status (continued)

as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5 – Fair Value Measurement

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lower priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Valuations are based on unadjusted quoted prices in an active market for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.

Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2021 and 2020

Note 5 – Fair Value Measurement (continued)

Registered Investment Companies: Shares of registered investment companies are valued at the net asset value ("NAV") of shares held by the Plan at year-end, based upon published market quotations on national exchanges.

Equity Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	Assets at Fair Value as of December 31, 2021
	Total	Level 1	Level 2	Level 3

Registered investment companies	$204,131,835	$204,131,835	$-	$-
Equity securities	15,862,131	15,862,131	-	-
Total investments at fair value	$219,993,966	$219,993,966	$-	$-

	Assets at Fair Value as of December 31, 2020
	Total	Level 1	Level 2	Level 3

Registered investment companies	$180,452,698	$180,452,698	$-	$-
Equity securities	14,493,608	14,493,608	-	-
Total investments at fair value	$194,946,306	$194,946,306	$-	$-

The Plan did not hold any Level 2 or Level 3 assets at December 31, 2021 and 2020.

Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2021 and 2020

Note 6 – Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2021 and 2020 to the Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial
statements	$224,837,684	$200,395,907
Less: Amount allocated to withdrawing participants	(63,989)	(368,899)
Net assets available for benefits per Form 5500	$224,773,695	$200,027,008

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2021 and 2020 to the Form 5500:

For the year ended
December 31, 2021
Benefits paid to participants per the financial statements	$21,389,167
Add: Amounts allocated to withdrawing participants at December 31, 2021	63,989
Less: Amounts allocated to withdrawing participants at December 31, 2020	(368,899)
Benefits paid to participants per the Form 5500	$21,084,257

For the year ended
December 31, 2020
Benefits paid to participants per the financial statements	$13,072,105
Add: Amounts allocated to withdrawing participants at December 31, 2020	368,899
Less: Amounts allocated to withdrawing participants at December 31, 2019	(382,295)
Benefits paid to participants per the Form 5500	$13,058,709

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2021 and 2020

Note 7 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Wesbanco, Inc. KSOP

EIN #55-0571723 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at Year End)

December 31, 2021

	Description of		Identity of Issue, Borrower, Lessor,		Current
	Investment		or Similar Party	Cost	Value

			Registered Investment Companies
	276,048	shares	American Balanced R6	**	$9,242,087
	643,206	shares	American Century Equity Income R6	**	6,348,444
	98,865	shares	American EuroPacific Growth R6	**	6,399,532
	165,058	shares	American Growth Funds of America R6	**	12,273,721
	74,342	shares	American Small Cap World R6	**	6,171,877
	101,896	shares	BlackRock GNMA Class K	**	937,444
	23,216	shares	iShares S&P 500 Stock Fund Class K	**	13,012,310
	361,824	shares	BlackRock Total Return Fund Class K	**	4,283,998
	129,828	shares	Federated Total Return Government Bond	**	1,457,966
	214,739	shares	Fidelity Advisor Small Cap Class Z	**	7,904,540
	128,557	shares	T. Rowe Price Growth Stock I Class	**	13,670,784
	134,144	shares	T. Rowe Midcap Value I Class	**	4,508,589
	104,458	shares	T. Rowe Price Target Retirement 2010 I Class	**	1,407,038
	1,281,544	shares	T. Rowe Price Target Retirement 2020 I Class	**	19,030,932
	1,904,474	shares	T. Rowe Price Target Retirement 2030 I Class	**	31,861,848
	1,388,807	shares	T. Rowe Price Target Retirement 2040 I Class	**	25,054,075
	747,249	shares	T. Rowe Price Target Retirement 2050 I Class	**	13,809,120
	212,065	shares	T. Rowe Price Target Retirement 2060 I Class	**	3,995,296
	10,348,811	shares	Vanguard Federal Money Market Fund	**	10,348,811
*	127,090	shares	WesMark Bond Fund	**	1,246,756
*	349,999	shares	WesMark Large Company Fund	**	9,593,469
*	100,460	shares	WesMark Small Company Growth Fund	**	1,573,198
			Total Registered Investment Companies		$204,131,835

			Equity Securities
*	453,333	shares	Wesbanco, Inc. Common Stock	**	$15,862,131

			Participant Loans
*			Loan Account (interest rates between 3.25%
			and 6.50% with maturities through April 2031)		$4,679,365

	* Party-in-interest
	** Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Accounting Firm